SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 992, 29.09.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED NINETY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

This is to certify, for all due purposes, that the 992ª meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 9:00 am of the twenty-ninth day of September of the year two thousand and twenty-three, with the closure of the works recorded on the same day at 06:15 pm. The meeting was held at Eletrobras central office, located at Rua da Quitanda, 196, 25th floor, Centro, Rio de Janeiro - RJ. Mr VICENTE FALCONI CAMPOS (VFC) took the presidency in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADADAD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting. There was no record of absence from the meeting, as well understood as the non-participation in any segment of the conclave. The council was secretariat by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) and the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). Vice-President of Governance, Risks and Compliance, Ms Camila Gualda Sampaio Araújo, attended the meeting in person as a guest. INSTRUCTION: the supporting material was made available to the Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As stipulated in Article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave should occur in the presence of a majority of its members, and its deliberations should be taken, as a general rule, by a majority of those present, except for the cases of qualified quorum retreated in Article 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum five-member installation quorum, and with a minimum quorum for five-member decision-making, except in cases where there is an explicit record of the quorum change present at the time of the determination. The prior declaration of conflict of interest by the Board Member and/or his momentary absence of the conclave imply its subtraction for the purposes of the calculation of the respective minimum quorum.

Resolution DEL-147, of 09.29.2023. Election of Vice President of Trading to complete unified management deadline by May 1, 2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and embodied in the rapporteur's exhibition, DECIDED to: 1. Approve the election of ITALO TADEU DE CARVALHO FREITAS FILHO, Brazilian, married, Mechanical Engineer, bearer of identity card no. 5520721, sent by SSP/PE, enrolled in the CPF under n° 712.196.924-68, resident and domiciled in the city of São Paulo, State of São Paulo, with a commercial address in Rua da Quitanda, 196, 22nd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT OF TRADING of Eletrobras, in conclusion to the unified management term of the Executive Board (05.01.2023 to 05.01.2025), pursuant to art. 21, art. 31, incis XV, and art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, the effectiveness of the election and the investiture in office should be conditional on the signature of the term of office within 30 (thirty) days following the election, as provided for in Article 149, § 1, of Law No. 6.404/76. 2. Remove Mr. ITALO TADEU DE CARVALHO FREITAS FILHO of the titular position of Vice President of Engineering for Expansion of the Company, with effect from the date of his tenure as Vice President of Trading 3. Appoint Mr. ITALO TADEU DE CARVALHO FREITAS FILHO to exercise interwarning, in accumulation to the position of item

Dels-147 and 157/2023. Classification of Information: Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 992, 29.09.2023

1 of this Deliberation, the position of Vice President of Engineering for Expansion, until the effective possession of the new administrator who will be elected to that position. 4. To determine that the Vice-Presidency of Finance and Investor Relations – VFR, Vice-Presidency of People, Management and Culture – VGC, Vice-Presidency of Innovation, R&D, Digital and IT – VID, Vice-Presidency of Supplies and Services – VSS and Vice-Presidency of Governance Risks and Compliance – VGR, each in its respective scope of action, shall adopt the necessary measures to comply with this Resolution.

- Deliberative Quorum: Unanimity.

Resolution DEL-157, of 09.29.2023. (I) Parameters of the Debt Assumption by Eletrobras for the purposes of the cancellation of CHESF registration before CVM and (ii) the cancellation of the record of Open Company of CHESF, conditioned to the implementation of the Debt Assumption. RES 523, 09.19.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in the decision of the Executive Board, in the supporting material and in the documents below, and based on the favorable opinion issued by the Legal Affairs Support Committee at its 16ª meeting inaugurated on 09.26.2023, DECIDED: Resolution of Executive Board no. 523, of 09.19.2023; and Deliberative Proposal VGR-005, of 09.15.2023; 1. With regard to the Debt Assumption and Registration Cancellation, as defined below: a. To approve the start of the treatment with the holders of the debentures issued by Extremoz Transmissora do Nordeste – ETN S.A., a company incorporated and succeeded by the Companhia Hidro Elétrica do São Francisco – CHESF (“Debenturists”, “Issuance”, “ETN S.A.” and “CHESF”, respectively) for the assumption, by the Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”), of all rights and Obligations arising from the “particular instrument of 1ª (first) issue of simple, Non-convertible Debentures, of the Real Guarantee species, in a Single Series, for Public Distribution with restricted efforts, From Extremoz Transmissora do Nordeste – ETN S.A., a Company incorporated by the Companhia Hidro Elétrica do São Francisco – CHESF”, as added (“Issuance Scripture ”), especially the debt balance arising from the issue (“Debt Assumption”), observed the parameters defined by the Company’s administration; b. To approve the cancellation of the registration of securities issuer (Open Company) category “A” of Eletrobras CHESF before the Securities Commission (“CVM” and “Cancellation of Registration”, respectively), conditioned to the effective implementation of the Debt Assumption; c. To authorize the administration of Eletrobras CHESF to, in accordance with clause 8.2 of the Issuance Scripture, to take all necessary steps to consume the General Meeting of Debenturists (“EGD”) to deliberate on the Debt Assumption, according to a draft of the 3rd (third) additive to the issuing Scripture (“Third Additive”); and d. To authorize, on the basis of this determination of the Board of Directors, the holding of the Extraordinary General Meeting of Eletrobras CHESF, pursuant to Article 9, §4, of the Bylaws of Eletrobras CHESF, and the favorable vote by Eletrobras for the approval of the Debt Assumption by Eletrobras, to the convocation of the General Meeting of Debenturists to deliberate on the Debt Assumption and the Cancellation of the Registry, conditioned to the effective implementation of the Debt Asuncion (“EGM of CHESF”). 2. To determine that the Vice-Presidency of Governance, Risks and Compliance - VGR, through Strategic Governance and Intelligence GRGCE, the Vice-Presidency of Finance and Investor Relations - VFR, through Receivable and Credit Analysis - FRFR, the Legal Vice Presidency VJR, Through the Corporate Legal – JRJSO and the Governance Secretariat – GRGCS, each in its respective scope, adopt the necessary measures to comply with this Decision.

- Deliberative Quorum: Unanimity.

It is recorded that the material pertinent to the items discussed at the present meeting of the Board of Directors is filed with the Company’s headquarters. As there is nothing more to be done about the issues, Chairman VICENTE FALCONI CAMPOS closed the related work and determined that the Governance Secretary of the Council will be able to draw up this certificate which, after being read and approved, will be signed by the Governance Secretary. The other matters dealt with at this meeting were omitted from this certificate, due to legitimate caution,

Dels-147 and 157/2023. Classification of Information: Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 992, 29.09.2023 based on the duty of secrecy of the Administration, according to the “caput” of Article 155 of Law 6.404/76, in order to relate to purely internal interests to the Company, and thus to outside the scope of the rule contained in § 1 of Article 142 of the said Law. Present: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, October 03, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

Dels-147 and 157/2023. Classification of Information: Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Élio Wolff
Élio Wolff Interim Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.